Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes $350 Million Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 17, 2019 – Bank of Montreal (TSX, NYSE: BMO) today announced it has closed its domestic public offering of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 46”). The offering was underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. Bank of Montreal issued 14 million Preferred Shares Series 46 at a price of $25.00 per share to raise gross proceeds of $350 million.

The Preferred Shares Series 46 were issued under a prospectus supplement dated April 10, 2019, to the Bank’s short form base shelf prospectus dated May 23, 2018. Such shares will commence trading on the Toronto Stock Exchange today under the ticker symbol BMO.PR.F.

The Preferred Shares Series 46 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $807 billion as of January 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com